UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026.

Commission File Number: 001-40627

SOPHiA GENETICS SA

(Exact name of registrant as specified in its charter)

La Pièce 12

1180 Rolle

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On June 16, 2026, SOPHiA GENETICS SA (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with TD Securities (USA) LLC, as the representative of the several underwriters named in Schedule I thereto (the “Underwriters”), providing for the offering and sale by the Company of 12,104,900 ordinary shares, par value CHF 0.05 per share (the “Shares”), including 1,578,900 ordinary shares purchased by the Underwriters pursuant to full exercise of the option granted to them in the Underwriting Agreement. The Underwriting Agreement includes the terms and conditions for the offering and sale of the Shares, customary representations, warranties and agreements by the Company, indemnification and contribution obligations, and other terms and conditions customary in agreements of this type. The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is attached to this Current Report on Form 6-K as Exhibit 1.1.

The Shares were offered to investors at $4.75 per Share. The gross proceeds from the offering, before deducting the underwriting discounts and commissions and offering expenses, were approximately $57.5 million. The offering closed on June 18, 2026. The offer and sale of the Shares have been registered under the Securities Act of 1933, as amended, pursuant to a registration statement on Form F-3 (File No. 333-289266) (the “Registration Statement”). The Company has filed with the U.S. Securities and Exchange Commission a prospectus supplement dated June 16, 2026, together with an accompanying prospectus dated August 15, 2025, relating to the offer and sale of the Shares. Opinion of counsel regarding the validity of such ordinary shares is attached to this Report on Form 6-K as Exhibit 5.1 and the consent of such counsel relating to the incorporation of such opinion into the Registration Statement is attached to this Report on Form 6-K as Exhibit 23.1.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than Exhibits 99.1, 99.2 and 99.3), including Exhibits 1.1, 5.1 and 23.1, shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration No. 333-289266) of SOPHiA GENETICS SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOPHiA GENETICS SA

Date: June 22, 2026

	By:	/s/ Daan van Well
	Name:	Daan van Well
	Title:	Chief Legal and Regulatory Officer

EXHIBIT INDEX

Exhibit No.	Description

1.1	Underwriting Agreement, dated June 16, 2026, between SOPHiA GENETICS SA and TD Securities (USA) LLC, as the representative of the several underwriters named in Schedule I thereto

5.1	Opinion of Niederer Kraft Frey Ltd

23.1	Consent of Niederer Kraft Frey Ltd (included in Exhibit 5.1)

99.1	Press release dated June 16, 2026

99.2	Press release dated June 16, 2026

99.3	Press release dated June 19, 2026